Exhibit 99.1

MEDIA RELEASE
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Bau Gold Project: Stage 1 Feasibility Study improved results

Toronto, Canada, 11 March 2014: Besra (TSX:BEZ) (ASX:BEZ) (OTCQX:BSRAF) (Frankfurt:OP6) today released an updated Feasibility Study for Stage 1 of its Bau Gold Project which details significantly improved financial data from an already promising project.

Besra CEO John Seton said, “Since the January release of our Feasibility Study for Stage 1 of the Bau Gold Project in East Malaysia, we have updated some of the economic indicators to reflect firmer quotes from refineries for a concentrate off-take agreement, as well as correction of one calculation reference.”

The updates relate to the operating cost per tonne, all-in sustaining cost per tonne, all-in cost per ounce, NPV and IRR. Only these figures have been updated in the feasibility study and all other figures or assumptions remain the same (in particular the reserves and production target).

Most notably NPV8 has increased to $91.4 million from $48.3 million and IRR to 38% from 25.4%.

Key Results	20 January 2014	Amended 11 March 2014
Total Capital	$134,878,000	$134,878,000
Initial Capital	$92,119,690	$92,119,690
Ongoing Capital	$42,758,310	$42,758,310
@ Gold Price	$1,300	$1,300
Operating Cost/Ore Tonne	$36.84	$31.38
All-in Sustaining Cost per Ounce	$1,159.18	$1,030.61
All-in Cost per Ounce (incl. Resale)	$1,101.71	$973.14
Pre-tax NPV @ 8%	$48,323,190	$91,407,220
Pre-tax IRR	25.4%	38.0%

“As we continue to refine the outcomes of our feasibility study, a number of extrapolations have been carried out on scenarios utilising presently known resources which are NPV-accretive well beyond Stage 1 of the project.   Alternative exploration-based scenarios also indicate meaningfully improved economics from potential expansion of the initial Jugan Hill resource utilising previously identified anomalies towards Jugan West.  Delineation of such additional resources around Jugan Hill will drive our exploration programme in the immediate future,” said Seton.

MEDIA RELEASE
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The Company has also provided additional information to the Australian Securities Exchange to comply with the reporting obligations under the updated JORC Code 2012. The release is available via the ASX and Besra websites.

A copy of the Feasibility Study may be downloaded from the Besra website at www.besra.com

… ends …
Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015.

MEDIA RELEASE
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Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Technical Information
The technical information in this press release has been prepared under the supervision of Mr Graeme Fulton who is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr Fulton is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr Fulton consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

For Further Information
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com